Filed Pursuant to Rule 425
Filing Person: Gramercy Capital Corp.
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934, as amended
Subject Company: American Financial Realty Trust
Commission File
Number: 1-31678

FINAL TRANSCRIPT

Conference Call Transcript

GKK - Q4 2007 GRAMERCY CAPITAL CORP. Earnings Conference Call

Event Date/Time: Jan. 17. 2008 / 2:00PM ET

Thomson StreetEvents	www.streetevents.com	Contact Us

© 2008 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

CORPORATE PARTICIPANTS

 Marc Holliday

 GRAMERCY CAPITAL CORP. - President, Chief Executive Officer

 Bob Foley

 GRAMERCY CAPITAL CORP. - Chief Financial Officer

 Hugh Hall

 GRAMERCY CAPITAL CORP. - Chief Operating Officer

CONFERENCE CALL PARTICIPANTS

 Don Fandetti

 Citigroup - Analyst

 David Fick

 Stifel Nicolaus - Analyst

 Doug Harter

 Credit Suisse - Analyst

 Rick Shane

 Credit Suisse - Analyst

 PRESENTATION

*	*	*

 Marc Holliday - GRAMERCY CAPITAL CORP. - President, Chief Executive Officer

*	*	*

Our philosophy in these situations is not to defer problems into the future via extensions but rather insisting that our sponsors who are either behind business plan or not taking drastic enough action repay or rebalance us or both. This strategy will inevitably lead to some defaults. However, we believe our reserves and rigorous underwriting at the front end and asset management during the life of the loan will continue to allow us to minimize losses. This is in the face of the competing market forces that we face in 2007, where on the one hand, the company has extraordinary performance, starting with record levels of investment at the beginning of the year, moving toward a successful execution of $1.1 billion CDO during the summer, the sale of Gramercy’s interest in One Madison Avenue resulting in a $92 million gain, the raising of common equity in September, combined with a moderation of the new investments and accelerations of syndications that I mentioned, and then the entering into of a binding agreement with American Financial Realty Trust for a $3.5 billion merger of these two companies, and then also culminating now at year end with the payment of a $2.63 dividend to shareholders and a 39% increase in the company’s earnings for the year.

*	*	*

In either event, companies with strong and experienced management teams will have a distinct competitive advantage in this market, by being able to contain and mitigate the risks in their existing portfolios, while at the same time, being able to bring such expertise to bear to these troubled situations in order to create high relative value investments. Gramercy has and will continue to evidence proficiency in this area. Obviously, the lending, securities and asset management groups will have their eye on the ball throughout 2008, but the real focus, emphasis and push right now is towards capitalizing, closing and then integrating the AFR net lease real estate platform into Gramercy. We continue to be very, very enthusiastic about this real estate strategy in general and the AFR investment in particular.

Now that the protracted period of pursuit is behind us and the joint proxy has been filed, our task at hand is to obtain the votes of both sets of shareholders, scheduled to occur on February 13th, 2008, and then to prepare for the closing transition. Along those lines, I'm even more enthusiastic particular today than the day we announced the deal, that this was absolutely the right transaction for this company at the right time and with the right structural framework. We were very pleased at the time to have structured the deal in a way that we believe would result in a 7.5 to 8% going in cap rate, on these credit worthy net leased assets that we intend to retain in the hold portfolio, post closing, but even more pleased to retain that portfolio in a dramatically falling interest rate environment.

Our belief that there would be significant opportunity to grow this platform, given the current market environment, is proving true, as we are now actively looking at several opportunities with financial institutions who are ramping up their interest in doing trades along the lines of what AFR specializes in in order to raise additional Tier One capital. Furthermore, the number one attraction in the deal is proving to be balance sheet flexibility which is evidencing itself in sales, joint ventures, and financing capacity. In terms of sales, we are working closely with AFR and monitoring its execution of a sizable sales program, which to date has resulted in $52 million of closed transactions, with another $30 million under contract. We expect by the closing of the AFR transaction in March 2008 that somewhere between $200 million and $300 million of total product will have been sold at or around our allocated cost basis, affirming to us that the deal was struck at a level that was fair and reasonable for both sets of shareholders. We are currently in discussions with several potential joint venture partners, looking to both evaluate the value add portfolio and new business opportunities, and we are encouraged by the early feedback we are receiving from some of our institutional relationships.

Lastly, we are in the market to fill out our acquisition financing for the closing, notwithstanding the deal is not financing contingent, and are pleased to report that we are receiving offers at spreads and all-in cost of funds below what we originally projected, confirming to us that Gramercy will have the opportunity now and in the future to finance the AFR real estate portfolio and to generate available proceeds that can either be reinvested into new equity opportunities, or into the increasingly profitable loan business. I believe you were starting to see the benefits of this transaction in the higher relative multiples that we are achieving, as compared to the balance of the companies in our sector and this should become much more pronounced over time as we close the transaction and have an opportunity to demonstrate our value add capabilities.

I would hope that the listeners today will give us somewhat of a free pass pertaining to questions on the AFR portfolio, as I did mention we have a joint proxy that was filed and distributed to shareholders of Gramercy and AFR, and we are awaiting the results of a scheduled vote that I mentioned earlier. So obviously we'll be limited in terms of the questions we can address. Hopefully, I would expect to have much more to say on our next scheduled call regarding the AFR transaction in April of '08. As a final footnote, we have begun the process of staffing up a stand alone real estate platform within Gramercy.

As you may recall, I stated that the team will consist of certain individuals from Gramercy and SL Green being dedicated to the AFR real estate platform and AFR business model, along with a number of employees in Jenkintown who have been interviewed extensively since the time of our announcement and have or will be receiving offers of continuing employment during the months of January and February, in line with our original time line. And finally, new hires from the outside, which we believe will allow us to round out what will become a best of breed operator within this market niche. Thank you for your time, and I'd now like to turn the call over to Bob Foley.

 Bob Foley - GRAMERCY CAPITAL CORP. - Chief Financial Officer

*	*	*

Recall that we raised about $126 million of equity in late September, another 100 million in late November. Those raises were intended to buttress our capital base and to fund investment growth, including the pending AFR merger and we’ve elected to maintain a strong liquidity position throughout the year, so investment earnings were very strong and in fact the average month-end cash balances during the entire fourth quarter were about $424 million.

*	*	*

At year-end, we held $454 million of cash on our Balance Sheet, and in our CDOs, which positions the company extremely well for the impending AFR merger and for the more opportunistic debt investing when we determine that market conditions warrant it.

Other assets increased about $18.1 million, and that’s due primarily to deferred cost in connection with the AFR merger.

*	*	*

 QUESTION AND ANSWER

*	*	*

Operator

We have a follow-up question from the line of David Fick with Stifel. Please proceed.

David Fick - Stifel Nicolaus - Analyst

One little detail, you had indicated, and I know you don’t want to go too far into the AFR thing, but I think you had indicated as much as $400 million would be your objective. Now you’re talking about 2 or 3. What has shifted there?

Hugh Hall - GRAMERCY CAPITAL CORP. - Chief Operating Officer

It’s just a function of timing. So we’re positioning, we may see $100 million of those sales spill out past the first quarter.

*          *          *

Operator

Marc Holliday for closing remarks.

Marc Holliday - GRAMERCY CAP CORP - President, CEO

No problem, operator. Thank you everyone for dialing in. Again, didn’t want to – appreciate everyone going through this for an hour on the heels of a pretty lengthy December presentation. I would urge and encourage anyone who wants more information on AFR and/or 2008 specific objectives which we really cover at any length today, it’s all there in our taped and written presentation. And we’re happy to take any follow-up questions if anybody has them after this call so thank you very much, everyone.

Operator

Thank you for your participation in today’s conference. This concludes your presentation. You may now disconnect and have a good day.

DISCLAIMER

Thomson Financial reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies mayindicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON FINANCIAL OR THE APPLICABLE COMPANY OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

© 2005, Thomson StreetEvents All Rights Reserved.

Forward-Looking Statements

This transcript contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts included in this transcript are forward-looking statements. All forward-looking statements speak only as of the date of this transcript. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, achievements or transactions of Gramercy Capital Corp., American Financial Realty Trust, SL Green Realty Corp. and their affiliates or industry results or the benefits of the proposed merger to be materially different from any future results, performance, achievements or transactions expressed or implied by such forward-looking statements.  Such risks, uncertainties and other factors relate to, among others, approval of the proposed merger by the stockholders of Gramercy Capital Corp. and shareholders American Financial Realty Trust, the satisfaction of closing conditions to the merger, difficulties encountered in integrating the companies and the effects of general and local economic conditions, interest rates, capital market conditions, bankruptcies and defaults of borrowers or tenants in properties securing the companies’ investments, and other factors, which are beyond the companies’ control. Additional information or factors which could impact the companies and the forward-looking statements contained herein are included in each company’s filings with the Securities and Exchange Commission. The companies assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

Additional Information and Where to Find It

This report does not constitute an offer of any securities for sale.  Gramercy Capital Corp. has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, which includes a joint proxy statement/prospectus of Gramercy Capital Corp. and American Financial Realty Trust and other relevant materials in connection with the proposed merger. The joint proxy statement/prospectus was mailed to the stockholders of Gramercy Capital Corp. and shareholders of American Financial Realty Trust.  Investors and security holders of Gramercy Capital Corp. and American Financial Realty Trust are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Gramercy Capital Corp., American Financial Realty Trust and the proposed merger.  The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Gramercy Capital Corp. or American Financial Realty Trust with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Gramercy Capital Corp. by contacting Gramercy Capital Corp.’s Investor Relations at www.gramercycapitalcorp.com or via telephone at 212-297-1000.  Investors and security holders may obtain free copies of the documents filed with the SEC by American Financial Realty Trust at www.afrt.com or via telephone at 215-887-2280.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER.

Gramercy Capital Corp. and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Gramercy Capital Corp. and American Financial Realty Trust in favor of the proposed merger.  Information about the directors and executive officers of Gramercy Capital Corp. and their respective interests in the proposed merger is set forth in Gramercy Capital Corp.’s proxy statements for its 2007 annual meeting and is available in the joint proxy statement/prospectus.

American Financial Realty Trust and its respective trustees and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of American Financial Realty Trust and the stockholders Gramercy Capital Corp. in favor of the proposed merger.  Information about the trustees and executive officers of American Financial Realty Trust and their respective interests in the proposed merger is set forth in American Financial Realty Trust’s proxy statements for its 2007 annual meeting and is available in the joint proxy statement/prospectus.